

June 28, 2013

Via E-mail
Brian T. Moynihan
Chief Executive Officer and President
Bank of America Corporation
100 North Tryon Street
Charlotte, North Carolina 28255

     Re: Bank of America Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2012
           Filed February 28, 2013
           File No. 001-06523

Dear Mr. Moynihan:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Suzanne Hayes
           Suzanne Hayes
           Assistant Director